      							OMB Number			3235-0104
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			U.S. SECURITIES AND EXCHANGE COMMISSION
					Washington, D. C. 20549
						   FORM 3
			INITIAL STATEMENT OF BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
	Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person
	Watershed Partners, L.P.
	3000 Sand Hill Road
	Building 3, Suite 105
	Menlo Park, CA  94025

2.	Date of Event Requiring Statement (Month/Day/Year) 12/30/98

3.	IRS or Social Security Number of Reporting Person (Voluntary) ________

4.	Issuer Name and Ticker or Trading Symbol Intrenet Inc. (INET)

5.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			  X  10% Owner

	____ Officer (give		____ Other (specify
          title below)			  below)
			______________________

6.	If Amendment, Date of Original (Month/Day/Year)
______________________

7.	Individual or Joint/Group Filing (Check Applicable line)

	  X   Form filed by one Reporting Person

	_____ Form filed by More than One Reporting Person

FORM 3 (continued)							Page 2 of 4 Pages

Table I - Non-Derivative Securities Beneficially Owned


1.	Title of Security:  Common Stock

2.	Amount of Securities Beneficially Owned (Instr. 4):  1,333,473

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5):  D

4.	Nature of Indirect Beneficial Ownership (Instr. 5)
____________________

___________________________________________________________________________


Reminder:	Report on a separate line for each class of
		securities beneficially owned directly or indirectly.	(Over)

* If the form is filed by more than one reporting person,
  see Instruction 5(b)(v).							SEC 1473 (7-96)

FORM 3 (continued)							Page 3 of 4 Pages

Table II -	Derivative Securities Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security
___________________________________________

2.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

3.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 4)

	Title ________________________	Amount or Number of Shares	__________

4.	Conversion or Exercise Price of Derivative Security 	_______________

5.	Ownership Form of Derivative Security:
	Direct (D) or Indirect (I) (Instr. 5)			____________________

6.	Nature of Indirect Beneficial Ownership (Instr. 5)
	______________________________________________________________________

Explanation of Responses:


						/s/ Vincent A. Carrino			 1/8/99
						Vincent A. Carrino, Manager of		  Date
						Brookhaven Capital Management, LLC
						General Partner

**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space provided is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3 (continued)							Page 4 of 4 Pages

						CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Brookhaven Capital Management, LLC ("Brookhaven") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Intrenet Inc. ("Intrenet"). The authority of Brookhaven under this Statement shall continue until the undersigned is longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Intrenet, unless earlier revoked in writing. The undersigned acknowledges that Brookhaven is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  January 8, 1999


							WATERSHED PARTNERS, L.P.

							By:	Brookhaven Capital Management, LLC
								General Partner


								By:	/s/ Vincent A. Carrino
									Vincent A. Carrino
									Manager





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